Exhibit 99.1

ASX ANNOUNCEMENT
20 August 2026

Elevra and Morella Propose to Expand Joint Venture with Additional Exploration Assets

North American lithium producer Elevra Lithium Limited (“Elevra” or “Company”) (ASX:ELV; NASDAQ:ELVR) advises that it has entered into an indicative, non-binding term sheet with Morella Corporation Limited (ASX: 1MC) (“Morella”) to expand the scope of the existing Morella Lithium Joint Venture (the “Joint Venture”) earn-in and joint venture agreement.

The proposed expansion of the Joint Venture follows Elevra’s recent divestiture of its rights over the Tabba Tabba tenement1 and a strategic review of its remaining Western Australian exploration portfolio. Elevra believes that the exploration assets can be managed more efficiently through the Joint Venture while reducing the costs associated with maintaining a standalone exploration capability to allow greater focus on the development and production of priority North American projects.

Under the proposal, four additional Elevra exploration projects will be incorporated into the existing Joint Venture: Deep Well (E47/3829), Mt Dove (E47/3950), Station Peak (ELA47/4870) and Mount Satirist (ELA47/4872). Deep Well and Mt Dove have been granted exploration licenses while the Station Peak and Mount Satirist exploration license applications are in progress.

Morella will have the right to earn a 51% interest in the projects by incurring a total A$300,000 of qualified exploration expenditures within two years of agreeing and signing a definitive agreement, with Elevra retaining a 49% interest following completion of the earn-in. The proposed expansion will also broaden the existing Joint Venture to cover all minerals across the Joint Venture and the additional projects beyond lithium, with the exception of the existing mineral rights at Mallina and Mount Edon that will remain unchanged.

Under the proposal, Morella will manage and operate the additional projects during the two year earn-in period and bear all associated exploration, administration and tenure maintenance costs. Elevra will retain legal title to the projects during the earn-in and an ongoing 49% interest thereafter. If the earn-in is not achieved within the 2-year period and an extension is not agreed by both parties, the projects will be returned to the Company.

This proposed transaction has been approved by the Elevra Board. Consistent with good governance practice and to eliminate potential conflicts of interest, Mr James Brown and Mr Allan Buckler did not participate in the Elevra Board’s consideration and approval of the proposal.

Completion of the proposed expansion of the Joint Venture remains subject to certain conditions, including agreement and execution of definitive transaction documents and receipt of any required shareholder and/or regulatory approvals.

1 See ASX announcement “Elevra Completes Sale of E45/2364 Pegmatite Rights” dated 7 August 2026.

ELEVRA LITHIUM • Level 3, 10 Eagle Street • Brisbane QLD 4000 • Australia
+61 7 3369 7058 • info@elevra.com • ASX:ELV | NASDAQ:ELVR • ABN 26 091 951 978	elevra.com

About the Morella Lithium Joint Venture

Elevra and Morella are parties to an existing Joint Venture covering a portfolio of exploration tenements in Western Australia. The joint venture provides a framework for the parties to jointly advance exploration opportunities with established governance, exploration programs, budgets and funding mechanisms.

Elevra owns 49% of the Joint Venture and Morella owns the remaining 51%.

Announcement authorised for release by Elevra’s Managing Director & CEO.

About Elevra Lithium

Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR) with projects in Québec, Canada, United States, and a Joint Venture in Western Australia.

Elevra’s assets comprise North American Lithium (100%), a 60% stake in the Moblan Lithium Project in Central Québec and the Carolina Lithium project (100%) in the United States.

For more information, please visit us at www.elevra.com or contact:

Andrew Barber

Investor Relations

PH: +617 3369 7058

ELEVRA LITHIUM	2